November 2, 2020
Via E-mail

William Fong, Esq.
White & Case LLP
9th Floor Central Tower
28 Queen   s Road Central
Hong Kong SAR

       Re:    Cellular Biomedicine Group, Inc.
              Schedule 13E-3
              Filed October 9, 2020 by Cellular Biomedicine Group, Inc.;
                     CBMG Holdings; CBMG Merger Sub Inc.; Yunfeng Fund III,
L.P.;
                     Yunfeng Investment III, Ltd.; Yunfeng Capital Limited; TF Capital
                     Ranok Ltd.; TF Capital Fund III L.P.; Winsor Capital Limited; Tony
                     (Bizuo) Liu; Yihong Yao; Li (Helen) Zhang; Chengxiang (Chase) Dai;
                     Dangdai International Group Co., Limited; Mission Right Limited;
                     Wealth Map Holdings Limited; Earls Mill Limited; Sailing Capital
                     Overseas Investments Fund, L.P.; Sailing Capital Overseas Investments GP, Ltd; OPEA SRL; Maplebrook Limited; Full
Moon
                     Resources Limited; Viktor Pan; Zheng Zhou; Novartis AG;
and
                     Novartis Pharma AG
              File No. 005-82437

              Preliminary Proxy Statement on Schedule 14A
              Filed October 9, 2020
              File No. 001-36498

Dear Mr. Fong:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.
 William Fong, Esq.
White & Case LLP
November 2, 2020
Page 2

Preliminary Proxy Statement
Notice of Special Meeting

1. With respect to your potential holding of the special meeting solely by means of remote communication, please confirm that you will include information describing how shareholders may access, participate in, and vote at any such virtual meeting. Additionally, advise us of how much notice you anticipate being able to provide shareholders.

Summary Term Sheet
Required Vote, page 7

2. In your next filing, please fill in the blanks regarding the number of shares owned by the
   Company   s stockholders other than the Participants and their respective affiliates and the
   number of shares that must be voted by such stockholders in favor of the Merger Agreement
   Proposal in order for the Merger Agreement Proposal to be approved.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the
Board; Fairness of the Merger
Recommendation of the Board of Directors, page 66

3. Please revise to expressly state, if true, that the Board produced the fairness determination on behalf of the Company. Regardless of any delegation of authority to the Board, Item 8 of
   Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board.

4. When any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to Question 20 of Exchange Act Release No. 34-
   17719 (April 13, 1981). Accordingly, please revise to clarify whether or not the Board, on
   behalf of the Company, adopted the Special Committee   s analysis as to the
fairness
   determinations.

5. Refer to our comment above. We note that the Special Committee lists as a factor the fairness opinion provided by Jefferies. Clarify whether or not the Company has adopted the analysis underlying the Jefferies fairness opinion as its own, or alternatively, describe the
   Company   s own analysis of the report.

Opinion of Jefferies LLC
Jefferies Materials, page 70

6. With respect to the    Premiums Paid    analysis in the August 2020
Jefferies report, please
   identify the 49 selected transactions involving U.S. listed Chinese Acquisition transactions.
 William Fong, Esq.
White & Case LLP
November 2, 2020
Page 3

Miscellaneous, page 72

7. The background to the merger section contains references to prior relationships between
   Jefferies and members of the Buyer Consortium and the Company, but you do not disclose any material relationship that existed during the past two years between Jefferies and the
   Company or its affiliates, or any compensation received as a result of such relationship.
   Please advise us why additional disclosure of the relationships discussed in the background section is not required pursuant to Item 1015(b)(4) of Regulation M-A.

Certain Company Forecasts, page 73

8. Refer to the discussion in the first full paragraph on page 73 regarding the updated assumptions made in the July Management Forecasts, which were the management forecasts that the Special Committee instructed Jefferies to use. Please provide specificity as to how the probability of success and product development delays differed from the March
   Management Forecasts, along with any other material changes.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 77

9. We note disclosure of the position of the Consortium Filing Persons and the Novartis Filing
   Persons as to the fairness of the merger. Item 1014(a) requires that the fairness determination address the Rule 13e-3 transaction, not just the merger. Please revise to address not only the merger, but the transactions contemplated by the Merger Agreement such that the entirety of the Rule 13e-3 transaction is addressed. Please also make corresponding changes to the other
   filing persons    disclosures as appropriate.

10. We note that as one of the factors relied upon for determining fairness, the Consortium Filing
    Persons listed the condition that the going private proposal included a non-waivable
    condition requiring the approval of the proposal by the Company   s
stockholders other than
    the members of the buyer consortium and their respective affiliates. The disclosure states
    that the Consortium Filing Persons considered this to be    equivalent to a
requirement that the
    Merger Agreement be adopted by the unaffiliated security holders.    Please
explain how the
    Consortium Filing Persons concluded that such approval was equivalent, given that the staff considers officers and directors of the subject company to be affiliates. If true, please revise to affirmatively state that the transaction was not structured so that approval of at least a majority of unaffiliated security holders would be required. Refer to Item 1014(c) and note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed.

Novartis Filing Persons    Position, page 82

11. We note that the Novartis Filing Persons did not themselves undertake a formal evaluation of the fairness of the transaction, nor did they engage a financial advisor to provide any analysis or opinion. Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3 require the filing
 William Fong, Esq.
White & Case LLP
November 2, 2020
Page 4

   persons to express and explain a view as to the fairness of a going-private transaction to unaffiliated security holders of the subject company. It is not clear how the Novartis Filing
   Persons can satisfy this obligation without undertaking any analysis. Furthermore, we are unable to locate any disclosure regarding the Novartis Filing Persons adoption of another
   filing person   s analysis. Please revise or advise.

Detriments of the Merger for the Unaffiliated Security Holders, page 88

12. Please include a reasonably detailed discussion of the detriments of the transaction to unaffiliated security holders. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

Financing for the Merger, page 98

13. Please clarify whether any of the $210 million in potential equity financing commitments is contingent upon any of the Equity Investors acquiring funds through other debt arrangements, and if so, describe these indirect borrowings. Refer to Item 1007(d) of
    Regulation M-A.

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions